Mail Stop 6010


							August 12, 2005



VIA U.S. MAIL AND FAX (949) 465-1739

Mr. Thomas C. Wilder III
President and Chief Executive Officer
Micro Therapeutics, Inc.
2 Goodyear
Irvine, California 92618

	Re:	Micro Therapeutics, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed March 31, 2005
      File No. 000-06523


Dear Mr. Wilder:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ended December 31, 2004

General

1. We note on page 13, that the company`s majority owner is ev3 LLC, a domestic issuer that is not a small business issuer. Please note that if an S-B issuer becomes a majority-owned subsidiary of a domestic company that is not a small business issuer during the year, the S-B issuer may finish the year reporting under the S-B system, but at the beginning of the next fiscal year, the registrant must report under Regulation S-X/S-K. We see that you continued to report as a small business issuer in fiscal 2004 after ev3 obtained a controlling interest, please tell us why you believe this reporting is appropriate.

Management`s Discussion and Analysis or Plan of Operation, page 22

Results of Operations, page 25

2. In general, when you cite more than one factor responsible for a change in a financial statement line item, the amounts of the individual factors cited should be separately quantified and discussed. Please revise future filings as necessary.

Item 8A. Controls and Procedures, page 35

3. We note your disclosure that management has concluded that the Company`s disclosure controls and procedures, as of the end of the period covered by this report, were effective in timely alerting him to material information relating to the Company required to be included in the Company`s periodic SEC filings. The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.
However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please revise future filings to address our concerns.

Note 12. Facility Consolidation, page F-19

4. Please expand MD&A in future filings to make quantified disclosure about anticipated and actual cost savings derived from facility consolidation during the periods presented, if material. Your disclosures should fully conform to the guidance set forth in the Question under "Disclosures" to SAB Topic 5-P. Refer to the next to last paragraph to the referenced Question.

Note 14. Commitments and Contingencies, page F-21

5. We see that you have terminated the distributor agreements with all of Dendron`s previous customers`; however we note that you cannot be certain that you have satisfied all of your obligations under these contracts. Please tell us, and revise future filings to disclose an estimate of the possible loss or range of loss. Refer to
SAB Topic 5:Y.

6. We also see that you have included an accrual related to the Dendron patent infringement litigation. Please tell us, and revise future filings to disclose the amount accrued and an estimate of the possible loss or range of loss. Refer to SAB Topic 5:Y.

Note 15. Related Party Transactions, page F-23

7. Confirm that your historical financial statements reflect all cost of doing business, including cost incurred on your behalf by your parent company, ev3, and any other related companies. Refer to SAB
Topic 1-B for guidance.

Note 16. Distributor Agreements, page F-24

8. We note that ev3 performs certain inventory management and inventory and administrative services with respect to certain finished goods inventory for your company. Please provide us with further explanation regarding the services that ev3 provides. Tell us why it is appropriate to classify these distributor fees charged by ev3 as operating expenses, instead of cost of sales. Provide the literature upon which you relied.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3554 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.



								Sincerely,


								Angela Crane
								Branch Chief


Mr. Thomas C. Wilder III
Micro Therapeutics, Inc.
August 12, 2005
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